ENETI INC

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial information of Eneti Inc. and its subsidiaries (“Eneti”) and Atlantis Investorco Limited and its subsidiaries (“Seajacks”, together with Eneti, the “Combined Group”) and gives pro forma effect to (i) our August 12, 2021 acquisition of Seajacks (the “Acquisition”), after which Seajacks became a wholly-owned subsidiary of Eneti, (ii) borrowings under our newly issued $71 million of redeemable notes, and the issuance of 7.5 million of common shares and 0.7 million of Class A preferred shares used to partially finance the Acquisition, and (iii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

Seajacks has a March 31 fiscal year end, and the Combined Group will retain a December 31 year end, as such the following periods are presented, in accordance with Rule 11-02(c)(3) of Regulation S-X.

•The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines Eneti’s unaudited consolidated balance sheet at June 30, 2021 with the unaudited consolidated statement of financial position of Seajacks at June 30, 2021 and is presented as if the Acquisition occurred on June 30, 2021.
•The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2020 combines Eneti’s audited consolidated statement of operations for the year ended December 31, 2020 with the audited consolidated statement of comprehensive income of Seajacks for the fiscal year ended March 31, 2021 and is presented as if the Acquisition occurred on January 1, 2020.
•The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines Eneti’s unaudited consolidated statement of operations for the six month period ended June 30, 2021 with the unaudited consolidated statement of comprehensive income of Seajacks for the six month period ended June 30, 2021 and is presented as if the Acquisition occurred on January 1, 2020.
The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based upon a preliminary valuation (see Note 5). The estimated fair values of certain assets and liabilities have been determined with the assistance of a third-party valuation firm. Our estimates and assumptions are preliminary and accordingly are subject to change upon finalization of the valuation.
The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of our consolidated results of operations or our financial position that would have been reported if the Acquisition, share issue, and borrowings had been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Group. The unaudited pro forma condensed combined financial information does not represent any operating efficiencies and cost savings that we may achieve with respect to the combined companies. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial information and accompanying notes of Eneti included in our annual report on Form 20-F and the Report of Foreign Private Issuer on Form 6-K containing our unaudited interim consolidated financial statements, and the accompanying notes thereto, for the six month period ended June 30, 2021.

ENETI INC.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2021
(Amounts in thousands)

	Eneti Historical (U.S. GAAP)	Seajacks (IFRS as reclassified) Note (2)	Exit from Dry Bulk Business Note (3)	Policy Alignment Notes (4a,b)	Pro Forma Adjustments Notes (5, 6)	Note (6) ref.	Combined Pro Forma
Assets
Current assets
Cash and cash equivalents	$270,787	$48,581	2,366	—	$(269,568)	(a)	$52,166
Cash, restricted	—	3,531	—	—	—		3,531
Trade and other receivables	—	53,611	—	—	—		53,611
Contract fulfillment costs	—	9,991	—	—	5,169	(b)	15,160
Due from related parties	4,081	—	—	—	—		4,081
Inventories	655	5,863	(655)	—	(1,245)	(b)	4,618
Prepaid expenses and other current assets	9,649	—	—	—	—		9,649
Total current assets	285,172	121,577	1,711	—	(265,644)		142,816

Non-current assets
Property, plant and equipment	—	579,522	—	—	(12,522)	(b)	567,000
Equity investment	47,521	—	—	—	—		47,521
Intangible assets	—	71,571	—	—	(67,053)	(b)	4,518
Goodwill	—	—	—	—	—	(b) (n)	—
Contract fulfillment costs	—	591	—	—	8,149	(b)	8,740
Non-current assets held for sale	17,008	—	(17,008)	—	—		—
Other assets	10,750	5,334	—	362	—		16,446
Deferred tax asset	—	27,948	—	—	—	(p)	27,948
Total non-current assets	75,279	684,966	(17,008)	362	(71,426)		672,173
Total assets	$360,451	$806,543	$(15,297)	$362	$(337,070)		$814,989

Liabilities and stockholders equity
Current liabilities
Bank loans, net	$—	$282,846	$—	$—	$(155,196)	(c)	127,650
Redeemable notes	—	—	—	—	17,672	(d)	17,672
Financing obligations	1,532	—	(1,532)	$—	—		—
Accounts payable and accrued expenses	13,342	32,041	—	201	11,523	(m)	57,107
Contract liabilities	—	21,328	—	—	(2,043)	(b)	19,285
Due to related parties	603	93,660	—	—	(93,624)	(c) (d)	639
Total current liabilities	15,477	429,875	(1,532)	201	(221,668)		222,353

Non-current liabilities
Bank loans, net	—	68,643	—	—	(68,643)	(c)	—
Financing obligation	16,506	—	(16,506)	—	—		—
Redeemable notes	—	—	—	—	53,014	(d)	53,014
Contract liabilities	—	2,147	—	—	538	(b)	2,685
Other liabilities	—	2,042	—	180	—		2,222
Total non-current liabilities	16,506	72,832	(16,506)	180	(15,091)		57,921
Total liabilities	31,983	502,707	(18,038)	381	(236,759)		280,274

Shareholders' equity
Preferred shares	—	—	—	—	7	(e)	7
Common shares	839	595,000	—	—	(594,930)	(f) (g)	909
Paid in capital	1,731,718	—	—	—	158,138	(e) (f) (g) (r)	1,889,856
Common shares held in treasury	(717)	—	—	—	—		(717)
Accumulated other comprehensive income	—	(1,661)	—	—	1,661	(g)	—
Accumulated deficit	(1,403,372)	(289,503)	2,741	(19)	334,813	(g) (n) (r)	(1,355,340)
Total shareholders' equity	328,468	303,836	2,741	(19)	(100,311)		534,715
Total liabilities and shareholders' equity	$360,451	$806,543	$(15,297)	$362	$(337,070)		$814,989

See accompanying notes to the unaudited pro forma condensed combined financial information

ENETI INC.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2020
(Amounts in thousands, except per share data)

	Eneti Historical (U.S. GAAP)	Seajacks March 31, 2021 (IFRS as reclassified) Note (2)	Exit from Dry Bulk Business Note (3)	Policy Alignment Notes (4a,b)	Pro Forma Adjustments Notes (5, 6)	Note (6) ref.	Combined Pro Forma
Revenue:
Vessel revenue	$33,120	$42,755	$(33,120)	$—	$—		42,755
Vessel revenue-related party pools	130,612	—	(130,612)	—	—		—
Total vessel revenue	163,732	42,755	(163,732)	—	—		42,755

Operating expenses
Voyage expenses	6,716	—	(6,716)	—	—		—
Voyage expenses-related party	3,293	—	(3,293)	—	—		—
Vessel operating and project costs	80,860	36,293	(80,860)	1,042	—		37,335
Vessel operating costs-related party	11,946	—	(11,946)	—	—		—
Charterhire expense	21,107	—	(21,107)	—	—		—
Depreciation expense	48,369	30,721	(48,369)	(362)	(4,281)	(h)	26,078
Impairment of long lived assets	—	289,125	—	—	—		289,125
Amortization of intangibles	—	5,332	—	—	(5,332)	(j)	—
General and administrative expenses	17,568	11,167	(102)	451	50,555	(i)	79,639
General and administrative expenses-related party	8,103	—	(5,505)	—	—		2,598
Loss / write down on assets held for sale	458,610	—	(458,610)	—	—		—
Loss / write down on assets held for sale-related party	36,803	—	(36,803)	—	—		—
Total operating expenses	693,375	372,638	(673,311)	1,131	40,942		434,775
Operating (loss) income	(529,643)	(329,883)	509,579	(1,131)	(40,942)		(392,020)
Other (expense) income:
Interest income	210	1,407	—	—	—		1,617
Gain on bargain purchase of Seajacks	—	—	—	—	94,469	(n)	94,469
Gain on derivative financial instruments	—	(667)	—	—	—		(667)
(Loss) income from equity investment-related party	(105,384)	—	—	—	—		(105,384)
Foreign exchange gain (loss)	(348)	809	348	178	—		987
Financial expense, net	(36,818)	(21,571)	36,818	128	15,204	(o)	(6,239)
Total other (expense) income	(142,340)	(20,022)	37,166	306	109,673		(15,217)
Income before income tax benefit	(671,983)	(349,905)	546,745	(825)	68,731		(407,237)
Income tax (benefit) provision	—	(15,186)	—	(2,265)	5,084	(p) (q)	(12,367)
Net income (loss)	(671,983)	(334,719)	546,745	1,440	63,647		(394,870)
Preferred stock dividends	—	—	—	—	140	(l)	140
Net income (loss) available for common shareholders	$(671,983)	$(334,719)	$546,745	$1,440	$63,507		$(395,010)

Basic earnings per share	$(70.85)						$(23.25)
Diluted earnings per share	$(70.85)						$(23.25)

Weighted average number of shares outstanding
Basic	9,484				7,505	(f)	16,989
Diluted	9,484				7,505	(f)	16,989
See accompanying notes to the unaudited pro forma condensed combined financial information

ENETI INC.

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Month Period Ended June 30, 2021
(Amounts in thousands, except per share data)

	Eneti Historical (U.S. GAAP)	Seajacks (IFRS as reclassified) Note (2)	Exit from Dry Bulk Business Note (3)	Policy Alignment Notes (4a,b)	Pro Forma Adjustments Notes (5, 6)	Note (6) ref.	Combined Pro Forma
Revenue:
Vessel revenue	$82,585	$121,926	$(82,585)	$—	$—		$121,926
Vessel revenue-related party pools	14,895	—	(14,895)	—	—		—
Total vessel revenue	97,480	121,926	(97,480)	—	—		121,926
							—
Operating expenses
Voyage expenses	9,782	—	(9,782)	—	—		—
Voyage expenses-related party	4,800	—	(4,800)	—	—		—
Vessel operating and project costs	20,825	40,105	(20,825)	—	—		40,105
Vessel operating costs-related party	3,025	—	(3,025)	—	—		—
Charterhire expense	29,346	—	(29,346)	—	—		—
Depreciation expense	—	14,814	—	(181)	(1,516)	(h)	13,117
Impairment of long-lived assets	—	289,125	—	—	(289,125)	(k)	—
Amortization of intangibles	—	2,084	—	—	(2,084)	(j)	—
Goodwill impairment	—	—	—	—	—		—
General and administrative expenses	10,403	7,340	(202)	237	(1,405)	(i)	16,373
General and administrative expenses-related party	2,316	—	(1,283)	—	—		1,033
Loss / write down on assets held for sale	(23,438)	—	23,438	—	—		—
Loss / write down on assets held for sale-related party	1,454	—	(1,454)	—	—		—
Total operating expenses	58,513	353,468	(47,279)	56	(294,130)		70,628
Operating (loss) income	38,967	(231,542)	(50,201)	(56)	294,130		51,298
Other (expense) income:
Interest income	39	14	—	—	—		53
Gain on sale of equity investment	5,381	—	—	—	—		5,381
Gain on derivative financial instruments	—	55	—	—	—		55
(Loss) income from equity investment-related party	23,836	—	—	—	—		23,836
Foreign exchange gain (loss)	3	(1,119)	(3)	(425)	—		(1,544)
Financial expense, net	(13,350)	(11,714)	13,350	213	8,638	(o)	(2,863)
Total other (expense) income	15,909	(12,764)	13,347	(212)	8,638		24,918
Income before income tax benefit	54,876	(244,306)	(36,854)	(268)	302,768		76,216
Income tax (benefit)	—	4,356	—	—	2,728	(p) (q)	7,084
Net income (loss)	54,876	(248,662)	(36,854)	(268)	300,040		69,132
Preferred stock dividends	—	—	—	—	70	(l)	70
Net income (loss) available for common shareholders	$54,876	$(248,662)	$(36,854)	$(268)	$299,970		$69,062

Basic earnings per share	$5.16						$3.81
Diluted earnings per share	$5.03						$3.75

Weighted average number of shares outstanding
Basic	10,628				7,505	(f)	18,133
Diluted	10,907				7,505	(f)	18,412
See accompanying notes to the unaudited pro forma condensed combined financial information

ENETI INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of pro forma presentation

This unaudited pro forma condensed combined financial information is based on Eneti’s historical consolidated financial statements as adjusted to give pro forma effect to these transactions: (i) the acquisition of Seajacks by Eneti, (ii) the issuance of borrowings and shares to finance the acquisition, and (iii) the Eneti exit from the Dry Bulk business.

The purchase of Seajacks is accounted for as an acquisition in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) which requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination.

The unaudited pro forma condensed combined financial information of Eneti was prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and includes adjustments and reclassifications to convert the statement of financial position and statement of comprehensive income of Seajacks from IFRS as issued by the IASB to U.S. GAAP. The accounting policies used, on a preliminary basis, in the preparation of these unaudited pro forma condensed combined financial information are those set forth in Eneti’s audited consolidated financial statements as of and for the year ended December 31, 2020.

Note 2 - Reclassifications of Seajacks historical information to Eneti presentation format

A preliminary review has been performed by management to assess if reclassifications are necessary in the unaudited pro forma condensed combined financial information to conform Seajacks presentation to Eneti's balance sheet and statement of operations presentation. Accordingly, the unaudited pro forma condensed combined balance sheet has been adjusted to reflect certain reclassifications of Seajacks’ balance sheet to conform to Eneti’s financial statement presentation, as indicated in the table below:

Balance Sheet Reclassifications (June 30, 2021)	Seajacks Historical	Reclassifications	Notes	Seajacks as reclassified
(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$48,581	$—		$48,581
Cash, restricted	3,531	—		3,531
Trade and other receivables	53,611	—		53,611
Contract fulfillment costs	9,991	—		9,991
Inventories	5,863	—		5,863
Prepaid expenses and other current assets	—	—		—
Total current assets	121,577	—		121,577

Non-current assets
Property, plant and equipment	583,736	(4,214)	(a)	579,522
Right of use assets	1,120	(1,120)	(b)	—
Intangible assets	71,571	—		71,571
Goodwill	—	—		—
Contract fulfillment costs	591	—		591
Other assets	—	5,334	(a) (b)	5,334
Deferred tax asset	27,948	—		27,948
Total non-current assets	684,966	—		684,966
Total assets	$806,543	$—		$806,543

Liabilities and stockholders equity
Current liabilities
Bank loans, net	$282,846	$—		$282,846
Loan from shareholders	81,562	$(81,562)	(c)	—
Derivative financial instruments	2,049	(2,049)	(d)	—
Accounts payable and accrued expenses	26,888	5,153	(d) (e) (f)	32,041
Contract liabilities	21,328	—		21,328
Corporate income taxes payable	2,775	(2,775)	(e)	—
Lease liabilities	329	(329)	(f)	—
Convertible loan notes	3,856	(3,856)	(c)	—
Other Liabilities	8,242	(8,242)	(c)	—
Due to related parties	—	93,660	(c)	93,660
Total current liabilities	429,875	—		429,875

Non-current liabilities
Bank loans, net	68,643	—		68,643
Contract liabilities	2,147	—		2,147
Lease liabilities	2,042	(2,042)	(g)	—
Other liabilities	—	2,042	(g)	2,042
Total non-current liabilities	72,832	—		72,832
Total liabilities	502,707	—		502,707

Shareholders' equity
Common shares	595,000	—		595,000
Accumulated other comprehensive income	(1,661)	—		(1,661)
Accumulated deficit	(289,503)	—		(289,503)
Total shareholders' equity	303,836	—		303,836
Total liabilities and shareholders' equity	$806,543	$—		$806,543

Financial information presented in the “Seajacks as reclassified” column in the unaudited condensed combined pro forma statements of operations have been reclassified to conform to the presentation of Eneti as indicated in the table below:

	Year ended March 31, 2021				Six months June 30, 2021
Statement of Operations Reclassifications	Seajacks Historical	Reclassifi-cations	Notes	Seajacks as reclassified	Seajacks Historical	Reclassifi-cations	Notes	Seajacks as reclassified
(Dollars in thousands)
Vessel revenue	$42,755	$—		$42,755	$121,926	$—		$121,926

Other operating income	22	(22)	(A)	—	23	(23)	(A)	—
Operating expenses
Vessel operating and project costs	36,315	(22)	(A)	36,293	40,128	(23)	(A)	40,105
Depreciation expense	30,721	—		30,721	14,814	—		14,814
Impairment of long lived assets	289,125	—		289,125	289,125	—		289,125
Amortization of intangibles	5,332	—		5,332	2,084	—		2,084
Foreign exchange loss (gain)	(809)	809	(B)	—	1,119	(1,119)	(B)	—
Loss (gain) on derivative financial instruments	667	(667)	(C)	—	(55)	55	(C)	—
General and administrative expenses	11,167	—		11,167	7,340	—		7,340
Total operating expenses	372,518	120		372,638	354,555	(1,087)		353,468
Operating (loss) income	(329,741)	(142)		(329,883)	(232,606)	1,064		(231,542)
Other (expense) income:
Interest income	1,407	—		1,407	14	—		14
Gain (loss) on derivative financial instruments	—	(667)	(C)	(667)	—	55	(C)	55
Foreign exchange gain (loss)	—	809	(B)	809	—	(1,119)	(B)	(1,119)
Financial expense, net	(21,571)	—		(21,571)	(11,714)	—		(11,714)
Total other (expense) income	(20,164)	142		(20,022)	(11,700)	(1,064)		(12,764)
Income before income tax benefit	(349,905)	—		(349,905)	(244,306)	—		(244,306)
Income tax (benefit)	(15,186)	—		(15,186)	4,356	—		4,356
Net income (loss)	$(334,719)	$—		$(334,719)	$(248,662)	$—		$(248,662)

Notes to Balance Sheet Reclassification Table		As of June 30, 2021
		(Dollars in thousands)
(a)	to reclass non-vessel property, plant and equipment to other assets	4,214
(b)	to reclass right of use asset to other assets	1,120
(c)	to reclass borrowings from related parties to due to related parties	93,660
(d)	to reclass derivative financial instruments to accounts payable and accrued expenses	2,049
(e)	to reclass corporate income taxes payable to accounts payable and accrued expenses	2,775
(f)	to reclass current lease liability to accounts payable and accrued expenses	329
(g)	to reclass non-current lease liability to other liabilities	2,042

Notes to Statement of Operations Reclassification Tables		Year ended March 31, 2021	6 months ended June 30, 2021
		(Dollars in thousands)
(A)	to reclass other operating income to vessel operating and project costs	$22	$23
(B)	to reclassify foreign exchange loss (gain) from operating (loss) income to other (expense) income	(809)	1,119
(C)	to reclassify loss (gain) on derivative financial instruments from operating (loss) income to other (expense) income	667	(55)

Note 3 - Adjustment to reflect exit from dry bulk business

Eneti announced on August 3, 2020 its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. During July 2021, the Company completed its exit from the business of dry bulk commodity transportation, as such the unaudited pro forma condensed combined balance sheet reflects the impact of the sale of all vessels as if it had taken place on June 30, 2021 and the unaudited pro forma condensed combined statement of operations as if it had taken place on January 1, 2020.

Note 4 - Accounting policy alignments and adjustments

(4a) Accounting policy alignments

As stated in Note 1 - Basis of pro forma presentation, as part of preparing the unaudited pro forma condensed combined financial information, Eneti performed a review of the accounting policies of Seajacks to determine if differences in accounting policies potentially required revising of financial statement items to conform to Eneti’s accounting policies. Although Eneti management believes the adjustments to Seajacks’ financial statements represent the known material adjustments to conform to U.S. GAAP, the IFRS to U.S. GAAP adjustments presented below are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed.

Presentation in Seajacks’ historical financial statements	Presentation in pro forma combined financial information	Year ended December 31, 2020	6 months ended June 30, 2021
(Dollars in thousands)
Inventory (1)	Vessel operating costs	1,042	—
Note: (1) to reflect the expensing of previously capitalized inventory consumables from inventory to vessel operating costs; excluding tax benefit of $198

(4b) Adjustments from IFRS to U.S. GAAP

The following adjustments have been made to convert the Seajacks balance sheet from IFRS to U.S. GAAP:

(Dollars in thousands)	Notes	At June 30, 2021
Other assets	(1)	362
Accounts payable and accrued expenses	(1)	201
Other liabilities	(1)	180
Accumulated deficit	(1)	(19)

The following adjustments have been made to convert the Seajacks statement of operations from IFRS to U.S. GAAP:

(Dollars in thousands)	Notes	Year ended December 31, 2020	6 months ended June 30, 2021
Depreciation and amortization	(1)	(362)	(181)
General and administrative expenses	(1)	451	237
Foreign exchange (gain)	(1)	(178)	425
Financial expense, net	(1)	(128)	(213)
Income tax benefit	(2)	2,067	—

IFRS to U.S. GAAP Notes:

(1)Under U.S. GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas after the adoption of IFRS 16 Leases, IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under U.S. GAAP after the adoption of ASC 842 Leases with effect from January 1, 2019. All of Seajacks’ leases have been classified as operating under its U.S. GAAP accounting policy, where the lease liability is measured as the present value of the remaining lease payments and the right-of-use asset is re-measured as the amount of the lease liability adjusted for any lease incentives, prepaid/ accrued rents, initial direct costs, or impairment. Therefore, amortization and finance cost recognized on right of use assets and the corresponding lease liability under IFRS 16 has been reversed, and adjustments have been made to recognize rent expense on a straight-line basis over the lease term. The adjustment resulted in the reversal of amortization expenses of $0.2 million and $0.4 million and Financial expenses of $0.2 million and $0.1 million for the six months ended June 30, 2021 and the year-ended March 31, 2021, respectively, recognized under IFRS, and an increase in General and administrative expenses of $0.2 million and $0.5 million for the six months ended June 30, 2021 and the year-ended March 31, 2021, respectively, under U.S. GAAP. The adjustment also resulted in a increase to Foreign exchange loss of $0.4 million for the six months ended June 30, 2021 and an increase to Foreign exchange gain of $0.2 million the year-ended March 31, 2021. The adjustment also resulted in an increase to the right of use asset of $0.4 million and an increase of $0.2 million each to both Accounts payable and accrued expenses and Other liabilities as of March 31, 2021 under US GAAP.

(2)IFRS requires tax laws enacted or “substantively enacted” as of the balance sheet date to be used, while the requirement under U.S. GAAP is to use only the enacted tax rates or laws. On March 11, 2020, the United Kingdom announced a change to the main corporation tax rate from 17% to 19% and was substantively enacted for IFRS purposes on March 17, 2020. Under IFRS, this resulted in the remeasurement of deferred tax balance as of March 31, 2020. Under U.S. GAAP, the rate change was not considered enacted until the Finance Bill received Royal Assent, which occurred on July 22, 2020. As such, under U.S. GAAP, the rate change should be reflected in the period ended March 31, 2021.

Note 5 - Preliminary purchase price allocation

The preliminary purchase price for the Acquisition is listed below, subject to certain adjustments.

Consideration
(Dollars in thousands)
Issuance of redeemable notes	$70,686
Equity issued	152,288
$222,974

As part of the Acquisition, Eneti issued approximately 7.5 million common shares and 700,000 preferred shares valued at $18.56 per share, for total consideration of $152.3 million, issued $70.7 million of redeemable notes (maturing in March 2023) to selling shareholders and assumed Seajacks’ remaining debt obligations. The redeemable notes carry an interest rate of 5.5% until December 31, 2021 and 8.0% thereafter.

The purchase price allocated below has been developed based on preliminary estimates of fair value using the historical financial information of Seajacks as of June 30, 2021. In addition, the allocation of the purchase price to acquired identifiable assets and assumed liabilities is based on the valuation of the tangible and identifiable intangible assets acquired and liabilities assumed by management to prepare the unaudited pro forma condensed combined financial information. The Company’s acquisitions are accounted for such that the assets acquired and liabilities assumed are recognized at their acquisition date fair values, based upon preliminary appraisals performed, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill, or if the fair value of the net assets acquired exceeds the purchase consideration (“negative goodwill”), a bargain purchase gain is recorded.

The purchase accounting is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the preliminary purchase accounting is subject to further adjustments as additional information becomes available and as additional analyses and final fair valuations are conducted. The final fair valuations could differ materially from the preliminary fair valuations presented below and, as such, no assurances can be provided regarding the preliminary purchase accounting.

(Dollars in thousands)
Purchase price:		$222,974

Allocated to (preliminary):
Historical book value of Seajacks assets, net	374,522
Fair value adjustments:
Property, plant & equipment	(12,522)
Inventory	(1,245)
Contract assets - current	5,169
Contract assets - non current	8,149
Contract liabilities - current	2,043
Contract liabilities - non-current	(538)
Write down of pre-acquisition intangible assets	(71,571)
Other net assets and liabilities	8,918
Fair value of tangible net assets acquired		312,925
Brand name - identifiable intangible*		4,518
Preliminary gain on bargain purchase (excess of the estimated fair value of net assets acquired over acquisition cost)		$(94,469)
*indefinite useful life, based upon appraisal performed

Management’s preliminary estimate as of the date of this report is that the fair value of the net assets and liabilities acquired is greater than the purchase price (resulting in a negative value for goodwill). When the net fair value of the identifiable assets and liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed, with any residual negative goodwill recognized immediately in net income as a bargain purchase gain.

A key reason for the preliminary gain on bargain purchase is that the transaction was priced based on net asset value (“NAV”), with the number of shares issued being based on NAV per share. However, the share price upon which the fair value of the consideration is based for accounting purposes, the actual quote price, was materially lower. Also, the previous owners recognized that additional funding would be required to enable Seajacks to grow its business further through new vessel construction and upgrade of the existing vessels, however previous ownership structure was not appropriate for such growth due to the limitation of one of the former owners. The reduction in share value combined with the previous owners’ desire to close the transaction on an accelerated basis enabled Eneti to obtain the Seajacks business at a lower price resulting in the recognition of a bargain purchase gain.

Note 6 - Transaction pro forma accounting adjustments

(a) Reflects the decrease in cash for cash consideration for acquisition financing and debt repayment ($237.8 million) and acquisition costs ($31.8 million)

(b) Reflects adjustments to record acquired assets at estimated acquisition date fair values and reflect the excess of the fair value of net tangible and intangible assets acquired over acquisition cost (see note 5)

(c) Reflects the pay down or assumption of existing Seajacks debt by Eneti

(d) Reflects the issuance of $70.7 million of redeemable notes in exchange for shareholder loan

(e) Reflects the issuance of 700,000 preferred shares to partially finance the Acquisition

(f) Reflect the issuance of approximately 7.5 million common shares to partially finance the Acquisition

(g) To eliminate the shareholder equity accounts of Seajacks ($303.8 million)

(h) Reflects lower depreciation expense following fair value adjustments to property, plant and equipment

(i) Reflects non-recurring acquisition costs being fully reflected in the combined statements of operations for the fiscal year ended December 31, 2020 and relating to compensation ($38.4 million for the combined statement of operations for the fiscal year ended December 31, 2020), consulting and financing fees ($12.1 million for the combined statement of operations for the fiscal year ended December 31, 2020 and $1.4 million for the combined statement of operations for the six months ended June 30, 2021)

(j) Reflects the reversal of intangible amortization costs following fair value analysis determination of indefinite life

(k) Reflects the removal of non-recurring items (i.e. impairment of property, plant and equipment and goodwill impairment) from the six month period combined statements of operations ended June 30, 2021 as these items are already reflected in the results of operations for Seajacks for the year ended March 31, 2021

(l) Reflects dividend distribution to preferred stock as if they had been issued on January 1, 2020

(m) Reflects accrual of transaction costs not yet paid

(n) Reflects management’s preliminary estimate that the fair value of the net assets and liabilities acquired is greater than the purchase price and the related recognition of bargain purchase gain (see Note 5) in net income ($94.5 million), which is non-recurring in nature

(o) Reflects lower interest costs from lower debt levels following Acquisition

(p) Seajacks has a history of tax losses and therefore recognition of deferred tax assets is limited to the amount that will more likely than not be recoverable and utilized in a foreseeable future to settle probable tax benefits. As of June 30, 2021, such recoverability was mainly assessed based on the existence of firm signed contracts, which will generate firm revenue over a known horizon of 2-3 years. A valuation allowance of $82.5 million has been recorded against deferred tax assets that will not more likely than not be realizable, including deferred tax assets on pro forma adjustments. This valuation is subject to adjustment if, based upon its evaluation, there is a change in the amount of deferred tax assets that are deemed more-likely-than-not to be realized.

The Finance Act 2021 was enacted after receiving the Royal Assent on 10 June 2021. As a result, deferred taxes have been calculated using the standard rate of corporation tax in the UK of 19% for the portion expected to reverse until March 31, 2023, and 25% for the portion expected to reverse thereafter

(q) Reflects decreased tax benefit from lower interest expense ($3.7 million), lower depreciation and lower amortization costs ($1.8 million) partially offset by tax benefit of acquisition related compensation costs ($0.4 million) for the combined statement of operations for the fiscal year ended December 31, 2020 and lower interest expense ($2.0 million), lower depreciation and amortization costs ($0.7 million) for the combined statement of operations for the six months ended June 30, 2021

(r) Reflects accelerated vesting of certain restricted share awards resulting from the Acquisition, which impact on compensation expense is shown in adjustment (i)